P · NO ACT PE 1-17-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



12025160

January 18, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-18-12



Received SEC
JAN 18 2012
Washington, DC 20549

Cynthia A. Nastanski
PepsiCo, Inc.
Cynthia.Nastanski@pepsico.com

Re: PepsiCo, Inc.

Dear Ms. Nastanski:

This is in regard to your letter dated January 17, 2012 concerning the shareholder proposal submitted by the New York State Common Retirement Fund, The Needmor Fund, the Funding Exchange, Tides Foundation, Home Missioners of America, and Pax World Mutual Funds for inclusion in PepsiCo's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that PepsiCo will include the proposal in its proxy materials and that PepsiCo therefore withdraws its January 3, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Patrick Doherty
State of New York Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue-31st Floor
New York, NY 10017

Timothy Smith
Walden Asset Management
tsmith@bostontrust.com



PEPSICO

Cynthia A. Nastanski
Senior Vice President, Corporate Law and
Office of the Corporate Secretary

January 17, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of New York State Common Retirement Fund et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

In a letter dated January 3, 2012 (the "No-Action Request"), we requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission concur that PepsiCo, Inc. (the "Company"), could properly exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the New York State Common Retirement Fund, The Needmor Fund, Funding Exchange, Tides Foundation, Glenmary Home Missioners and Pax World Mutual Funds (collectively, the "Proponents").

Following submission of the No-Action Request, the Company subsequently has determined (absent withdrawal of the Proposal by the Proponents) to include the Proposal in the 2012 Proxy Materials. Based on this determination, the Company hereby withdraws the No-Action Request relating to the Company's ability to exclude the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-3271, or Elizabeth Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Cynthia Nastanski
Senior Vice President, Corporate Law
and Office of the Corporate Secretary

cc: Patrick Doherty, New York State Common Retirement Fund
Daniel Stranahan, The Needmor Fund
Barbara Heisler, Funding Exchange
Lauren Webster, Tides Foundation
Joseph F. Keefe, Pax World Management LLC
Sandra M. Wissel, Glenmary Home Missioners
Timothy Smith, Walden Asset Management



PEPSICO

Cynthia A. Nastanski
Senior Vice President, Corporate Law and
Office of the Corporate Secretary

January 3, 2012

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *PepsiCo, Inc.*
Shareholder Proposal of New York State Common Retirement Fund et al.
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that PepsiCo, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by the New York State Common Retirement Fund, The Needmor Fund, Funding Exchange, Tides Foundation, Glenmary Home Missioners and Pax World Mutual Funds (the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents' representatives.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

73147_2

700 Anderson Hill Road, Purchase, NY 10577 Bus: 914-253-3271 Fax: 914-249-8109

THE PROPOSAL

The Proposal, which is titled "Request for Disclosure of Political Spending & Lobbying Policies and Practices," contains a resolution that states:

> **Resolved**, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.
>
> 2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.
>
> 3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by the management and Board for
>
> a. direct and indirect lobbying contribution or expenditure;
>
> b. payment for grassroots lobbying expenditure.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.
>
> The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

A copy of the Proposal and related correspondence with the Proponents is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(11) because the Proposal substantially duplicates another shareholder proposal previously submitted to the Company that the Company intends to include in the Company's 2012 Proxy Materials.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(11) Because It Substantially Duplicates Another Proposal That The Company Intends To Include In Its Proxy Materials.

Rule 14a-8(i)(11) provides that a shareholder proposal may be excluded if it "substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." The Commission has stated that "the purpose of [Rule 14a-8(i)(11)] is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999 (Nov. 22, 1976).

The standard for determining whether proposals are substantially duplicative is whether the proposals present the same "principal thrust" or "principal focus." *Pacific Gas & Electric Co.* (avail. Feb. 1, 1993). A proposal may be excluded as substantially duplicative of another proposal despite differences in terms or breadth and despite the proposals requesting different actions. *See, e.g., Wells Fargo & Co.* (avail. Feb. 8, 2011) (concurring that a proposal seeking a review and report on the company's controls related to loan modifications, foreclosures and securitizations was substantially duplicative of a proposal seeking a report that would include "home preservation rates" and "loss mitigation outcomes"); *Chevron Corp.* (avail. Mar. 23, 2009, *recon. denied* Apr. 6, 2009) (concurring that a proposal requesting that an independent committee prepare a report on the environmental damage that would result from the company's expanding oil sands operations in the Canadian boreal forest was substantially duplicative of a proposal to adopt goals for reducing total greenhouse gas emissions from the company's products and operations); *Bank of America Corp.* (avail. Feb. 24, 2009) (concurring with the exclusion under Rule 14a-8(i)(11) of a proposal requesting the adoption of a 75% hold-to-retirement policy as subsumed by an earlier proposal where such a policy was one of many requests made in the proposal); *Ford Motor Co. (Leeds)* (avail. Mar. 3, 2008) (concurring that a proposal to establish an independent committee to prevent Ford family shareholder conflicts of interest with non-family shareholders substantially duplicated a proposal requesting that the board take steps to adopt a recapitalization plan for all of the company's outstanding stock to have one vote per share).

On November 2, 2011, before the Company received the Proposal on November 23, 2011, the Company received a proposal from Walden Asset Management and certain co-proponents (the "Walden Proposal"). *See* Exhibit B. The Walden Proposal requests that:

> independent Board members institute a comprehensive review of PepsiCo's policies and oversight processes related to *political spending and public policy, both direct and indirect including through trade associations*, and present a summary report by September 2012. The report may omit confidential information and limit costs. Items for review include:
>
> - Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade association, or other organizations that can hide any contributions.
> - Risks and responsibilities associated with serving on boards of and paying dues to trade organizations where their positions contradict PepsiCo's own positions.
> - How PepsiCo's Board representatives on trade associations can more effectively advocate PepsiCo's sustainability agenda and influence policy.
> - Management and Board trade association oversight processes. The case for PepsiCo publicly explaining why they differ from a trade association on a priority issue.

(*emphasis added*)

The Company intends to include the Walden Proposal in its 2012 Proxy Materials. Furthermore, although phrased differently, the principal thrust or principal focus of the Proposal and the Walden Proposal are the same: reporting on the Company's political spending—including direct and indirect political contributions and lobbying activities—and the Company's policies governing those contributions and activities. This is evidenced by the language of both proposals:

- *The Proposal and the Walden Proposal each request disclosure of "political spending."* The Proposal's title refers to "Disclosure of Political Spending" in summarizing the Proposal's request for disclosure of "payments . . . used for direct lobbying as well as grassroots lobbying communications," while the text of the Walden Proposal's resolution similarly requests information about "political spending and public policy." More generally, the Walden Proposal's request for disclosures related to "political spending" is broad enough to encompass the disclosures requested by the Proposal.

- *The Proposal and the Walden Proposal each request disclosure of lobbying activities.* The Proposal requests information related to the Company's "[l]obbying [p]olicies and [p]ractices." Similarly, the Walden Proposal's resolution requests that the Company report on "political spending *and public policy*" (*emphasis added*). The Walden Proposal also specifies that the requested report should include information on how the Company's "representatives on trade associations can more effectively advocate PepsiCo's sustainability agenda and influence *policy*" (*emphasis added*), which is akin to lobbying activities.

- *The Proposal and the Walden Proposal each emphasize indirect political spending through trade associations.* The Proposal seeks disclosure of the Company's trade association activities, including "policy and procedures governing the lobbying of legislators and regulators . . . done on our company's behalf by trade associations" as well as "payments to trade associations." The supporting statement similarly addresses concerns with respect to trade associations. The Walden Proposal requests information regarding "paying dues to trade organizations" as well as certain information about advocacy and trade associations. The Walden Proposal's supporting statement also discusses the Company's policies with respect to trade associations and discusses in detail the Company's involvement with a trade association, the U.S. Chamber of Commerce. Finally, both proposals discuss the possibility of trade associations conducting activities that may be contrary to the Company's policies.

- *The Proposal and the Walden Proposal each advocate for shareholder oversight of political spending.* The Proposal states that "[a]bsent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders." Similarly, the Walden Proposal notes that corporate political spending "has . . . become a major investor concern."

Although the Proposal and the Walden Proposal differ in their precise terms and breadth, the principal thrust of each relates to and seeks information regarding the Company's political spending. Therefore, the Proposal substantially duplicates the earlier Walden Proposal.

The Staff has found similar shareholder proposals relating to political and lobbying activities to be substantially duplicative. In *Occidental Petroleum Corp.* (avail. Feb. 25, 2011), the Staff concurred that two proposals were substantially similar where one requested a report on "political expenditures" and the other requested a report on Occidental's "lobbying contributions and expenditures." Notably, both of the proposals were broad. The lobbying proposal related to direct lobbying expenditures, grassroots lobbying communications and indirect lobbying activities through trade associations. The political proposal covered direct expenditures, indirect expenditures through trade associations, issue ads and state-level ballot initiatives. The company argued that the political proposal was very broad and included the lobbying activities addressed by the lobbying proposal, and the Staff concurred that the proposals were substantially duplicative. *See also Citigroup Inc.* (avail. Jan. 28, 2011) (concurring that a lobbying proposal and a political proposal were substantially duplicative where both proposals sought information about direct payments and indirect payments through trade associations, and the political proposal covered certain information that could be viewed as lobbying).

Similar to *Occidental Petroleum* and *Citigroup*, the Proposal and the Walden Proposal cast a very broad net in terms of the information requested regarding political spending, and the information requested by the Walden Proposal necessarily includes the information requested by the Proposal. In addition, and to an even greater extent than in *Occidental Petroleum* and *Citigroup*, there is a significant amount of overlap in the explicit language used in each proposal—as discussed in the bullet points above—that further demonstrates that the Proposal and the Walden Proposal share the same principal thrust or focus: reporting on the Company's political spending—including direct and indirect political contributions and lobbying activities—and the Company's policies governing those contributions and activities.

Finally, there is a risk that the Company's shareholders may be confused if asked to vote on both the Proposal and the Walden Proposal. If both proposals are included in the Company's 2012 Proxy Materials, shareholders could assume incorrectly that there must be substantive differences between the two proposals and the requested reports. This confusion would result from each proposal's references to political spending, trade associations and lobbying efforts, as well as the overall focus of each proposal on the Company's political activities. As noted above, the purpose of Rule 14a-8(i)(11) "is to eliminate the possibility of shareholders having to consider two or more substantially identical proposals submitted to an issuer by proponents acting independently of each other." Exchange Act Release No. 12999

(Nov. 22, 1976). Thus, consistent with the Staff's previous interpretations of Rule 14a-8(i)(11), the Company believes that the Proposal may be excluded as substantially duplicative of the Walden Proposal.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials under Rule 14a-8(i)(11).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (914) 253-3271, or Elizabeth Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Cynthia Nastanski
Senior Vice President, Corporate Law
and Office of the Corporate Secretary

Enclosures

cc: Patrick Doherty, New York State Common Retirement Fund
Daniel Stranahan, The Needmor Fund
Barbara Heisler, Funding Exchange
Lauren Webster, Tides Foundation
Joseph F. Keefe, Pax World Management LLC
Timothy Smith, Walden Asset Management

EXHIBIT A

THOMAS P. DiNAPOLI
STATE COMPTROLLER



STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

November 22, 2011

Maura Abeln Smith
Executive Vice President of Government Affairs,
General Counsel and Corporate Secretary
Pepsico, Inc.
700 Anderson Hill Road
Purchase, New York 10577

Dear Ms. Smith:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform Pepsico Inc. of his intention to offer the enclosed shareholder proposal for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of Pepsico Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,



Patrick Doherty
pd:jm
Enclosures

Request for Disclosure of Political Spending & Lobbying Policies and Practices

Whereas, businesses have a recognized legal right to express opinions to legislators and regulators on public policy matters, it is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of PepsiCo's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16,247,800 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

THE NEEDMOR FUND

November 10, 2011

Ms. Maura Smith
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Smith:

The Needmor Fund holds 800 shares of PepsiCo stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. We are particularly concerned about the lobbying policies and practices of PepsiCo that have an impact on public policy, thus the request for additional disclosure.

Therefore, we are filing the enclosed shareholder proposal as the primary filer for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 and intend to maintain ownership of the required number of shares through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of PepsiCo stock for more than one year and will continue to hold at least $2,000 worth of stock through the annual meeting. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo shares. We will be pleased to provide proof of ownership letter from our custodian which is a DTC participant upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of PepsiCo's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general .blic that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16,247,800 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Received by FedEx
11/21/11


Northern Trust

November 10, 2011

To Whom It May Concern:

The Northern Trust Company acts as custodian for The Needmor Fund with Walden Asset Management as the manager for this portfolio.

We are writing to verify that The Needmor Fund currently owns 1,600 shares of **PepsiCo. (cuspi #713448108).** We confirm that The Needmor Fund has beneficial ownership of at least $2,000 in market value of the voting securities of **PepsiCo.**, and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Sincerely,

Jean Bianchi
Account Administrator
& Second Vice President



Funding Exchange

"Change, Not Charity"
666 Broadway, Suite #500
New York, NY 10012
212.529.5300
Fax: 212.982.9272
E-mail: fexexc@aol.com
http://www.fex.org

November 10, 2011

Ms. Maura Smith
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Smith:

The Funding Exchange holds 3,100 shares of PepsiCo stock. The Funding Exchange is a network of regionally-based community foundations that currently makes grants each year for projects related to social and economic justice. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

We are submitting the enclosed shareholder proposal for inclusion in the 2012 proxy statement as co-filer with the Needmor Fund as the primary filer, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Funding Exchange is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares. We have been a continuous shareholder for more than one year of more than $2,000 worth of stock and will hold at least $2,000 of PepsiCo stock through the next annual meeting. Verification of our ownership position is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. We will be pleased to supply proof of ownership upon request from our sub-custodian who are DTC participants confirming this ownership for the record.

Please copy us and Walden Asset Management on all correspondence related to this matter. We deputize Needmor Fund to withdraw this resolution on our behalf. Please contact Timothy Smith at Walden Asset Management is serving as the primary contact for us (tsmith@bostontrust.com) our investment manager.

Thank you.

Sincerely,

Barbara Heisler
Executive Director

Cc: Timothy Smith, Walden Asset Management



Boston Trust & Investment
Management Company

November 10, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Funding Exchange** through its Walden Asset Management division.

We are writing to verify that our client **Funding Exchange** currently owns **3,100** shares of **PepsiCo** (Cusip **#713448108**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Funding Exchange** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **PepsiCo** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

One Beacon Street Boston, Massachusetts 02108 617.726.7250 fax: 617.227.2650

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of PepsiCo's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16,247,800 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

TIDES

November 10, 2011

Ms. Maura Smith
Corporate Secretary
PepsiCo Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Smith:

Tides Foundation holds 14,700 shares of PepsiCo stock. We believe that companies with a commitment to customers, employees, communities, the environment and good governance will prosper long-term. We recognize PepsiCo is such a company and we have been pleased to own it in our portfolio. However, we wish to see PepsiCo be more transparent in disclosing lobbying policies and practices and how it impacts PepsiCo value.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Needmor Fund as primary for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo shares.

We have been a shareholder for more than one year of at least $2,000 worth of PepsiCo stock with verification of our ownership enclosed. We will continue to be an investor of at least $2,000 worth of PepsiCo stock through the stockholder meeting. We will be pleased to provide additional documentation of ownership upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondence both to me and Timothy Smith at Walden Asset Management (tsmith@bostontrust.com) who is our investment manager. We hereby deputize Needmor Fund to act on our behalf in withdrawing this resolution.

Sincerely,



Lauren Webster
Chief Financial Officer

TIDES FOUNDATION

The Presidio
P.O. Box 29903
San Francisco, CA
94129-0903
t) 415.561.6400
f) 415.561.6401

www.tides.org



Boston Trust & Investment Management Company

November 10, 2011

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Tides Foundation** through its Walden Asset Management division.

We are writing to verify that our client **Tides Foundation** currently owns **14,200** shares of **PepsiCo** (Cusip **#713448108**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Tides Foundation** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **PepsiCo** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodian who are DTC participants will be provided upon request.

Further, it is our intent to hold at least $2,000 in market value through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President
Boston Trust & Investment Management Company
Walden Asset Management

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of PepsiCo's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16,247,800 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.



GLENMARY home missioners

P. O. Box 465618
Cincinnati, OH
45246-5618

513.874.8900 phone
513.874.1690 fax
info@glenmary.org

November 18, 2011

Ms. Maura Smith
Corporate Secretary
PepsiCo Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Smith,

Home Missioners of America. holds 500 shares of PepsiCo stock. As an investor we believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

The attached proposal is submitted for resolution in the 2012 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo shares. We intend to maintain ownership of at least $2,000 worth of PepsiCo stock through the date of the next stockholder's annual meeting.

We have been a shareholder for more than one year, have held over $2,000 worth of PepsiCo stock and would be happy to provide verification of our ownership position upon request. We hereby deputize Needmor Fund to act on our behalf in withdrawal this resolution.

A representative will attend the shareholder's meeting to move the resolution as required by SEC rules. We consider Needmor Fund as the "primary filer" of this resolution, and request that you copy correspondence both to me and to Timothy Smith at Walden Asset Management. Walden is our investment manager. We look forward to your response.

Sincerely,

Sandra M. Wissel
Treasurer / Director of Finance
The Home Missioners of America

Cc: Timothy Smith – Walden Asset Management

Catholic Missioners Serving Rural America Since 1939
www.glenmary.org

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of PepsiCo's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure;
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16,247,800 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.



For Tomorrow®

November 18, 2011

Maura Abeln Smith
Executive Vice President, Government Affairs, General Counsel and Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Smith:

On behalf of Pax World Mutual Funds ("Pax World"), I write to give notice that, pursuant to the 2011 proxy statement of PepsiCo, Inc. (the "Company"), Pax World intends to present the attached proposal (the "Proposal"), regarding disclosure on political involvement, at the 2012 Annual Meeting of shareholders (the "Annual Meeting"). Pax World requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. Pax World has owned the requisite number of PepsiCo, Inc. shares for at least one year, continuously, and intends to hold these shares through the date on which the Annual Meeting is held.

This Proposal is being co-filed with The New York State Common Retirement Fund, which serves as the lead proponent ("Lead Filer"). Pax World designates The New York State Common Retirement Fund as the Lead Filer to act on Pax World's behalf for all purposes in connection with this Proposal. The Lead Filer is specifically authorized to engage in discussions with the Company concerning the Proposal and to agree on modifications or a withdrawal of the Proposal on Pax World's behalf. In addition, Pax World authorizes PepsiCo, Inc. and the U.S. Securities and Exchange Commission to communicate with the above named Lead Filer, as representative of the filer group, in connection with any no-action letter or other related correspondence to this submission.

Pax World requests that, when practical, the Company include Pax World in its communications with the Lead Filer regarding this matter.

I represent that Pax World or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. Proof of share ownership is being sent to you under separate cover, immediately after this mailing. Please contact Laura Huober by email at lhuober@paxworld.com or by phone at (603) 501-7354 if you have any questions regarding this matter.

Sincerely,



Joseph F. Keefe
President & CEO
Pax World Management LLC

Encl. Resolution Text
cc: Pat Doherty, The New York State Common Retirement Fund

Request for Disclosure of Lobbying Policies and Practices

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of PepsiCo's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16,247,800 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.



For Tomorrow®

November 23, 2011

Maura Abeln Smith
Executive Vice President, Government Affairs, General Counsel and Corporate Secretary
PepsiCo, Inc
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Smith:

Please accept the attached letter as Pax World Mutual Funds ("Pax World") proof of share ownership. Pax World intends to present a proposal (the "Proposal"), regarding disclosure on political involvement, at the 2012 Annual Meeting of shareholders. The proposal is being co-filed with The New York State Common Retirement Fund, which serves as the lead proponent.

Sincerely,

Heather Smith

Heather Smith
Lead Sustainability Research Analyst
Pax World Management LLC


STATE STREET.
For Everything You Invest In

November 18, 2011

Heather Smith
Lead Sustainability Research Analyst
Pax World Management LLC
30 Penhallow Street, Suite 400
Portsmouth, NH 03801

RE: PepsiCo, Inc (713448108)

Dear Ms. Smith,

State Street Corporation acts as custodian for the assets of the Pax World portfolio(s) listed below. This letter confirms that the Pax World Fund(s) listed below has/have continuously held shares of PepsiCo, Inc. with Cusip 713448108 with a market value of at least $2,000 for a period of one year as of November 17, 2011.

PepsiCo, Inc.
713448108

Fund/Portfolio Name	**State Street A/C #**	**Shares Held as of Nov. 17, 2011**
Pax World Growth Fund	***FISMA & OMB Memorandum M-07-16***	33,680.00
Global Women's Equality Fund	***FISMA & OMB Memorandum M-07-16***	5,000.00

Sincerely,

Chad Guevremont
Assistant Vice President
State Street Corporation

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Wednesday, November 23, 2011 8:46 AM
To: Carriello, Amy {PEP}; Boykas, Paul {PEP}; maura.smith@pepsi.com
Cc: Pat ***FISMA & OMB Memorandum M-07-16*** Heisler; LWEBSTER@TIDES.ORG
Subject: FW: PepsiCo - Needmor Cover Letter and Lobbying Resolution

Dear Ms. Smith, I write on behalf of 3 Walden clients who cofiled the resolution seeking disclosure of lobbying by Pepsi, namely the Needmor Fund, the Funding Exchange and the Tides Foundation. Each is copied in this email.

The Needmor Fund, in its enclosed Nov. 10 filing letter had indicated it was willing to play the role of "primary filer" of the resolution, helping coordinate the work of the cofilers. Since that time they are delighted to step back and have the NYS Common Retirement Fund play that role with Needmor, Tides and the Funding Exchange as cofilers with NYSCRF .I have been asked to communicate that adjustment to you.

When the NYSCRF filed their proposal there were a few modest editorial changes (see text below and enclosed as NY State resolution).Thus, as cofilers, they are pleased to amend their co sponsorship to file the NYS text as amended . We recognize that this is an important clarification for your files so it does not appear as 2 similar but different resolutions.
If there are other cofilers they will make a similar clarification. The goal is to have NYSCRF be the primary filer with their amended resolution text being the language before PepsiCo.

Please let me know if you need additional clarification or letters for the file.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor,| One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

Request for Disclosure of Political Spending &Lobbying Policies and Practices

Whereas, businesses have a recognized legal right to express opinions to legislators and regulators on public policy matters, it is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of PepsiCo's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16,247,800 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. *(U.S. Senate Office of Public Records)*This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail.

This message and any attachments may contain confidential or proprietary information. If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network.

Boston Trust & Investment Management Company
Walden Asset Management
BTIM, Inc.

/O=PEPSI/OU=PCNA/CN=RECIPIENTS/CN=ACARRIEL

From: Carriello, Amy {PEP}
Sent: Wednesday, November 30, 2011 4:53 PM
To: 'Smith, Timothy'; Pat Doherty
Cc: ***FISMA & OMB Memorandum M-07-16***Barbara Heisler; LWEBSTER@TIDES.ORG; Boykas, Paul {PEP}; Smith, Maura {PEP}
Subject: RE: PepsiCo - Needmor Cover Letter and Lobbying Resolution

Dear Tim and Pat,

According to the shareholder letters we have received, the following shareholders have appointed Tim Smith as contact for their lobbying report proposals, with the Needmor Fund as the primary filer.

1. The Needmor Fund
2. Funding Exchange
3. Tides Foundation
4. Glenmary Home Missioners

Tim, please confirm that each of the shareholders named above is replacing its original proposal with the proposal referenced in your email below, that Pat Doherty will be their contact, and that the NYS Common Retirement Fund will be considered the primary filer.

Pat, please confirm that you will also be acting on behalf of Pax World Mutual Funds, and that the proposal referenced in Tim's email below is Pax's proposal too.

If you would like to discuss this by phone, please do not hesitate to contact me. Thank you very much for your assistance with this request.

Best regards,

Amy

Amy Carriello | Senior Legal Director
PepsiCo, Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. 914-253-2507 | Fax 914-249-8109 | amy.carriello@pepsico.com

---

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Wednesday, November 23, 2011 8:46 AM
To: Carriello, Amy {PEP}; Boykas, Paul {PEP}; maura.smith@pepsi.com
Cc: Pat Do***FISMA & OMB Memorandum M-07-16***ara Heisler; LWEBSTER@TIDES.ORG
Subject: FW: PepsiCo - Needmor Cover Letter and Lobbying Resolution

Dear Ms. Smith, I write on behalf of 3 Walden clients who cofiled the resolution seeking disclosure of lobbying by Pepsi, namely the Needmor Fund, the Funding Exchange and the Tides Foundation. Each is copied in this email.

The Needmor Fund, in its enclosed Nov. 10 filing letter had indicated it was willing to play the role of "primary filer" of the resolution, helping coordinate the work of the cofilers. Since that time they are delighted to step back and have the NYS Common Retirement Fund play that role with Needmor, Tides and the Funding Exchange as cofilers with NYSCRF .I have been asked to communicate that adjustment to you.

When the NYSCRF filed their proposal there were a few modest editorial changes (see text below and enclosed as NY State resolution).Thus, as cofilers, they are pleased to amend their co sponsorship to file the NYS text as amended . We recognize that this is an important clarification for your files so it does not appear as 2 similar but different resolutions.
If there are other cofilers they will make a similar clarification. The goal is to have NYSCRF be the primary filer with their amended resolution text being the language before PepsiCo.

Please let me know if you need additional clarification or letters for the file.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd|floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

Request for Disclosure of Political Spending &Lobbying Policies and Practices

Whereas, businesses have a recognized legal right to express opinions to legislators and regulators on public policy matters, it is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of PepsiCo's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16,247,800 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

/O=PEPSI/OU=PCNA/CN=RECIPIENTS/CN=ACARRIEL

From:	Smith, Timothy <tsmith@bostontrust.com>
Sent:	Wednesday, November 30, 2011 5:07 PM
To:	Carriello, Amy {PEP}; Pat Doherty
Cc:	***FISMA & OMB Memorandum M-07-16***arbara Heisler; LWEBSTER@TIDES.ORG; Boykas, Paul {PEP}; Smith, Maura {PEP}; swissel@glenmary.org; Barbara Heisler
Subject:	RE: PepsiCo - Needmor Cover Letter and Lobbying Resolution

Amy, thank you very much for making this easy through a group email.

Yes indeed, I confirm on behalf of the following investors who are clients of Walden (The Needmor Fund, Funding Exchange, Tides Foundation, Glenmary Home Missioners) that NYS Common Retirement Fund will act as the primary filer with Pat Doherty as the contact, and their amended resolution is the common resolution all have filed.
I trust this helps with the confirmation for your files.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155
tsmith@bostontrust.com
www.waldenassetmgmt.com

From: Carriello, Amy {PEP} [mailto:Amy.Carriello@pepsico.com]
Sent: Wednesday, November 30, 2011 4:53 PM
To: Smith, Timothy; Pat Doherty
FISMA & OMB Memorandum M-07-16ara Heisler; LWEBSTER@TIDES.ORG; Boykas, Paul {PEP}; Smith, Maura {PEP}
Subject: RE: PepsiCo - Needmor Cover Letter and Lobbying Resolution

Dear Tim and Pat,

According to the shareholder letters we have received, the following shareholders have appointed Tim Smith as contact for their lobbying report proposals, with the Needmor Fund as the primary filer.

1. The Needmor Fund
2. Funding Exchange
3. Tides Foundation
4. Glenmary Home Missioners

Tim, please confirm that each of the shareholders named above is replacing its original proposal with the proposal referenced in your email below, that Pat Doherty will be their contact, and that the NYS Common Retirement Fund will be considered the primary filer.

Pat, please confirm that you will also be acting on behalf of Pax World Mutual Funds, and that the proposal referenced in Tim's email below is Pax's proposal too.

If you would like to discuss this by phone, please do not hesitate to contact me. Thank you very much for your assistance with this request.

Best regards,

Amy

Amy Carriello | Senior Legal Director
PepsiCo, Inc. | 700 Anderson Hill Road | Purchase, NY 10577
Tel. 914-253-2507 | Fax 914-249-8109 | amy.carriello@pepsico.com

---

From: Smith, Timothy [mailto:tsmith@bostontrust.com]
Sent: Wednesday, November 23, 2011 8:46 AM
To: Carriello, Amy {PEP}; Boykas, Paul {PEP}; maura.smith@pepsi.com
Cc: Pat Do***FISMA & OMB Memorandum M-07-16***ara Heisler; LWEBSTER@TIDES.ORG
Subject: FW: PepsiCo - Needmor Cover Letter and Lobbying Resolution

Dear Ms. Smith, I write on behalf of 3 Walden clients who cofiled the resolution seeking disclosure of lobbying by Pepsi, namely the Needmor Fund, the Funding Exchange and the Tides Foundation. Each is copied in this email.

The Needmor Fund, in its enclosed Nov. 10 filing letter had indicated it was willing to play the role of "primary filer" of the resolution, helping coordinate the work of the cofilers. Since that time they are delighted to step back and have the NYS Common Retirement Fund play that role with Needmor, Tides and the Funding Exchange as cofilers with NYSCRF .I have been asked to communicate that adjustment to you.

When the NYSCRF filed their proposal there were a few modest editorial changes (see text below and enclosed as NY State resolution).Thus, as cofilers, they are pleased to amend their co sponsorship to file the NYS text as amended . We recognize that this is an important clarification for your files so it does not appear as 2 similar but different resolutions.
If there are other cofilers they will make a similar clarification. The goal is to have NYSCRF be the primary filer with their amended resolution text being the language before PepsiCo.

Please let me know if you need additional clarification or letters for the file.

Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement
Walden Asset Management, a division of Boston Trust & Investment Management
33rd floor, One Beacon St.,
Boston, MA. 02108
617-726-7155

tsmith@bostontrust.com
www.waldenassetmgmt.com

Request for Disclosure of Political Spending &Lobbying Policies and Practices

Whereas, businesses have a recognized legal right to express opinions to legislators and regulators on public policy matters, it is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of PepsiCo's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of PepsiCo request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

   a. direct and indirect lobbying contribution or expenditure;
   b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders.

For example, a company may lobby directly or through a trade association to weaken the Foreign Corrupt Practices Act, or stop the EPA from regulating climate change or trying to limit the Consumer Finance Protection Bureau.

Company funds of approximately $16,247,800 million from July 1, 2010 to June 30, 2011 supported direct federal lobbying activities, according to disclosure reports. (*U.S. Senate Office of Public Records*)This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Instructions or requests transmitted by email are not effective until they have been confirmed by Boston Trust. The information provided in this e-mail or any attachments is not an official transaction confirmation or account statement. For your protection, do not include account numbers, Social Security numbers, passwords or other non-public information in your e-mail.

This message and any attachments may contain confidential or proprietary information. If you are not the intended recipient, please notify Boston Trust immediately by replying to this message and deleting it from your computer. Please do not review, copy or distribute this message. Boston Trust cannot accept responsibility for the security of this e-mail as it has been transmitted over a public network.

Boston Trust & Investment Management Company
Walden Asset Management
BTIM, Inc.

EXHIBIT B


Walden Asset Management
Investing for social change since 1975

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Clark:

Walden Asset Management holds at least 275,664 shares of PepsiCo on behalf of clients who ask us to integrate environmental, social and governance analysis (ESG) into investment decision-making. Walden Asset Management, a division of Boston Trust & Investment Management Company, is an investment manager with $2 billion in assets under management. We are pleased to be a long-term owner of PepsiCo stock.

As a shareowner in the company we have great respect and admiration for the expanding leadership role PepsiCo plays on sustainability and corporate responsibility issues. It has been a special privilege for Walden to serve on your new stakeholder dialogues. We have also appreciated the thoughtful dialogue we have had with PepsiCo on multiple issues, including upcoming discussions regarding political spending.

However, we and other investors have been deeply concerned about PepsiCo's role as a board member on the U.S. Chamber of Commerce and the passive role our company's representative has played in the face of the Chamber's partisan political role and its opposition to many environmental initiatives, as well as powerful lobbying against climate change legislation or regulation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member PepsiCo certainly may be perceived as supporting its policies.

Our concern has been heightened by the fact that PepsiCo does not seem to be active on the board on political spending or environmental issues and apparently does not see it as the responsibility of a Board member to challenge the Chamber or other trade associations on policies or programs with which it disagrees. So this concern goes far beyond the Chamber.

Ironically, PepsiCo has a solid vendor standard policy and sends a clear message to conditions on companies supplying PepsiCo. Yet you seem to have no similar expectations of trade associations of which you are members.

A Division of Boston Trust & Investment Management Company

One Beacon Street Boston, Massachusetts 02108 617.726.7250 or 800.282.8782 Fax 617.227.3664

We believe this is a failure in governance. Obviously PepsiCo's own Board members serve as active, informed and engaged participants and would never countenance such a passive, unengaged approach in their role at PepsiCo.

Thus Walden Asset Management is filing this resolution with PepsiCo seeking a review of your political spending policies and oversight. We are glad to act as the primary filer. Other investors will join in co-filing this proposal. We see this resolution as the foundation for our planned dialogue with management.

We are filing the enclosed shareholder proposal with for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934.

We have been a shareholder holding more than $2,000 worth of stock for more than one year and will hold at least $2,000 of PepsiCo stock through the next annual meeting. Verification of our ownership position is enclosed. Additional confirmation letters from our sub-custodian who are DTC participants will be supplied upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We look forward to a meaningful dialogue with management on this matter.

Sincerely,



Timothy Smith
Senior Vice President
Director of ESG Shareowner Engagement

Encl. Resolution Text

REVIEW PEPSICO POLITICAL CONTRIBUTIONS - TRADE ASSOCIATIONS POLICY

Whereas: Political spending by companies is increasingly controversial, heightened by the *Citizens United* Supreme Court decision, allowing companies to make independent expenditures supporting or opposing a candidate's election campaign.

Corporate political spending has also become a major investor concern. Investors asked hundreds of companies to disclose their policies, establish board oversight and disclose all direct and indirect expenditures for political purposes. 52 S&P 100 companies now disclose their political expenditures and policies on their websites. Shareowner proposals urging disclosure averaged more than 33 percent in 2011, indicating strong investor support.

Omitted from many company reports, however, is disclosure of payments for political purposes to trade associations and through other tax-exempt groups.

Meanwhile many companies updated their political spending policies. For example, Pfizer, Procter & Gamble, Goldman Sachs and Merck stated they will not make direct or indirect independent political expenditures.

And for example, PepsiCo works to insure dues payments to trade associations do not get diverted into political expenditures.

But PepsiCo is on the US Chamber of Commerce Board, which announced it would raise $75 million for political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work in ways that, ironically, challenges PepsiCo's environmental positions. And approximately 50% of every dollar of dues to the Chamber is spent on lobbying.

PepsiCo has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, PepsiCo does not seem to challenge the Chamber's environmental positions or its partisan political activities. Controversial inconsistencies could be harmful to PepsiCo's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member PepsiCo certainly may be perceived as supporting its policies.

Resolved: Shareholders request that independent Board members institute a comprehensive review of PepsiCo's policies and oversight processes related to political spending and public policy, both direct and indirect including through trade associations, and present a summary report by September 2012. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade association, or other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations where their positions contradict PepsiCo's own positions.
- How PepsiCo's Board representatives on trade associations can more effectively advocate PepsiCo's sustainability agenda and influence policy.

- Management and Board trade association oversight processes. The case for PepsiCo publicly explaining why they differ from a trade association on a priority issue.


Connecting neighbor with neighbor and neighbor with God

Sisters of Saint Joseph of Boston
637 Cambridge Street ✦ Brighton, Massachusetts 02135-2800 ✦ www.csjboston.org

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

The Sisters of St. Joseph of Boston holds 300 shares of PepsiCo stock. We believe that companies with a commitment to customers, employees, communities and the environment will expand brand recognition and add to prosper long-term shareholder value.

We are submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo stock as attested to by Boston Trust our custodian. We will be pleased to supply proof of ownership upon request from our sub-custodian who are DTC participants confirming this ownership for the record.

We have been a shareholder for more than one year of more than $2,000 worth of stock and will hold at least $2,000 of PepsiCo stock through the stockholders' meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

We consider Walden Asset Management as the "primary contact" of this resolution. We hereby deputize Walden Asset Management, our investment manager, to withdraw this resolution on our behalf.

Sincerely,



Sr. Carole Lombard

Encl. Resolution Text

Carole Lombard, CSJ ✦ Justice and Peace Coordinator
Fax 617.746.1618 ✦ Phone: 617.746.2102 ✦ e-mail: carole.lombard@csjboston.org


uusc

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

For over 70 years, UUSC has advanced human rights and social justice in the United States and internationally. In order to pursue these goals, we partner with a number of grassroots organizations around the world. Representatives of these partners tell us of the great need for global corporations to adopt and implement company-wide policies and practices which protect human rights and the just treatment of employees, and which also sustain the environment.

The Unitarian Universalist Service Committee (UUSC) is the beneficial owner of 900 shares of PepsiCo stock. We have owned over $2,000 worth for more than a year. Further, it is our intent to hold greater than $2,000 in market value through the next annual meeting of PepsiCo.

This resolution is submitted for consideration and action by the stockholders at the next annual meeting and for inclusion in the 2012 proxy statement under Rule 14 a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We are co-filing this resolution with Walden Asset Management as the primary filer. We will be represented in person or by proxy at the annual meeting. We will be pleased to supply proof of ownership upon request from our sub-custodian who are DTC participants confirming this ownership for the record.

Please feel free to call if you have any questions. Timothy Smith of Walden Asset Management is authorized to act on our behalf. We would appreciate your copying us on correspondence related to this matter at tsmith@bostontrust.com. We hereby deputize Walden Asset Management to withdraw this resolution on our behalf.

Sincerely,

Constance Kane / RFH

Constance Kane
Chief Operation Officer

Cc: Timothy Smith – Walden Asset Management
Shelley Moskowitz, UUSC

UNITARIAN UNIVERSALIST SERVICE COMMITTEE
689 Massachusetts Avenue • Cambridge, MA 02139-3302 • 617-868-6600 • fax: 617-868-7102
www.uusc.org

The First Parish in Cambridge

The First Parish in Cambridge
Unitarian Universalist
Harvard Square – Gathered 1636

3 Church St., Cambridge, MA 02138
(617) 876-7772
TTY (617) 868-6178

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

The First Parish in Cambridge is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 1,000 shares of PepsiCo stock. We have owned over $2,000 worth for more than a year. Further it is our intent to hold greater than $2,000 in market value through the 2012 annual meeting of PepsiCo. Verification of ownership is enclosed.

I hereby notify you that the First Parish in Cambridge, as a concerned shareholder, is co-filing the enclosed resolution with Walden Asset Management as the "primary filer" in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owners, as defined in Rule 13d-3 of the Securities Exchange Act of 1934. We are pleased to provide further proof of ownership upon request. We will be represented in person or by proxy at the annual meeting.

We hereby deputize Walden Asset Management to withdraw this resolution on our behalf. Please also copy correspondence to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com our investment manager.. We look forward to your response.

Sincerely,



Jennifer Griffith

Daniel Altschuler

FISMA & OMB Memorandum M-07-16

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

I own 1,200 shares of PepsiCo stock. I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens and well-governed companies.

I am submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo shares.

I have been a shareholder for more than one year holding more than $2,000 worth of shares and will provide verification of my ownership position upon request. I will continue to hold at least $2,000 worth of PepsiCo stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I consider Walden Asset Management as the "primary filer" of this resolution. Please copy correspondence both to me and to Timothy Smith at Walden. I hereby deputize Walden Asset Management to withdraw this resolution on my behalf.

Sincerely,



Daniel Altschuler

Cc: Timothy Smith – Walden Asset Management (tsmith@bostontrust.com)

THE MAX AND ANNA

LEVINSON FOUNDATION

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Clark:

The Max and Ana Levinson Foundation is a private family foundation where grants are given to individuals and groups committed to developing a more just, caring, ecological and sustainable world. We believe that a commitment to customers, employees, communities and the environment fosters long-term business success. The Max and Anna Levinson Foundation holds 2,800 shares of PepsiCo and believe that good corporate citizens are more likely to generate incremental financial returns and enjoy long-term business success.

The Max and Anna Levinson Foundation is co-filing the enclosed shareholder proposal with Walden Asset Management for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Max and Anna Levinson Foundation is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934 and have held $2,000 wroth of stock for more than one year and will continue to hold at least $2,000 worth of PepsiCo stock through the stockholders' meeting.

Verification of ownership is enclosed. Additional documentation from a DTC participating sub-custodian will be provided upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Please consider us as co-filers with Walden Asset Management as the "primary filer" of this resolution. We hereby deputize Walden Asset Management to act on our behalf in withdrawing this resolution.

Sincerely,



Charlotte Talberth
Executive Director

The Max and Anna Levinson Foundation, P. O. Box 6309, Santa Fe, NM 87502-6309
Phone (505) 995-8802 Fax (505) 995-8982
E-mail: Info@levinsonfoundation.org



Haymarket People's Fund
42 Seaverns Avenue
Boston, MA 02130

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Clark:

Haymarket People's Fund holds 700 shares of PepsiCo stock. Since 1974, our foundation has provided funds and support to grassroots groups working for economic and social justice in New England. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

We are submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934 holding over $2,000 worth of shares. Additional documentation from a DTC participating sub-custodian will be provided upon request.

We have been a shareholder for more than one year will continue to hold $2,000 worth of stock through the annual meeting. Verification of our ownership position is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and Timothy Smith at Walden. We look forward to your response. We hereby deputize Walden Asset Management to act on our behalf in withdrawal this resolution.

Sincerely,

Louise Profumo / RRy

Louise Profumo

THE LEMMON FOUNDATION

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

The Lemmon Foundation holds 250 shares of PepsiCo stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term.

Therefore, we are submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of at least $2,000 worth of stock.

We have been a shareholder for more than one year and holding over $2,000 worth of stock. We will continue to hold at least $2,000 of PepsiCo stock through the next annual meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We will provide additional proof of ownership upon request.

We consider Walden Asset Management as the "primary filer" of this resolution, and ourselves as a co-filer. Please copy correspondence both to me and to Timothy Smith at Walden. We hereby deputize Walden Asset Management to act on our behalf in withdrawing this resolution.

Sincerely,



Courtney Lemmon

Encl. Resolution Text
Cc: Timothy Smith – Walden Asset Management

SISTERS OF NOTRE DAME DE NAMUR

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Maura Clark:

The Sisters of Notre Dame de Namur hold 2,800 shares of PepsiCo stock.

We believe those companies with a commitment to customers, employees, communities and the environment will prosper long-term. Further, we believe PepsiCo is such a company and we have been pleased to own it in our portfolio. Still, we want to encourage PepsiCo to be more responsive on the issue of political spending, policies and practices and your role in trade associations.

We are submitting the enclosed shareholder resolution for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. The Sisters of Notre Dame de Namur are the beneficial owners, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares and have held and will continue to hold at least $2,000 worth of PepsiCo stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules. We will be pleased to supply proof of ownership upon request from our sub-custodian who are DTC participants confirming this ownership for the record.

We are filing this resolution as a co-filer. The primary filer of the resolution is Walden Asset Management and if you have any questions please contact Timothy Smith at Walden Asset Management at 617-726-7155 or tsmith@bostontrust.com. We hereby deputize Walden Asset Management to withdraw this resolution on our behalf.

Sincerely,



Sr. Patricia O'Brien

Cc: Timothy Smith

Sisters of Notre Dame de Namur
72 Windsor Street
Everett, MA 02149

Ms. Gwendolen Noyes

FISMA & OMB Memorandum M-07-16

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

I own 4,000shares of PepsiCo stock. One of my objectives is the assurance that companies I invest in are leaders in corporate governance.

I am submitting the enclosed shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo shares.

I have been a continuous shareholder of over $2,000 worth of stock for more than one year and will provide additional verification of ownership upon request. We will continue to hold at least $2,000 in market value of PepsiCo stock through the next stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

Please copy correspondence both to me and to Timothy Smith at Walden Asset Management (tsmith@bostontrust.com). Walden is our investment manager and we hereby deputize Walden Asset Management to withdraw this resolution on our behalf. We look forward to your response.

Sincerely,



Gwendolen Noyes

Encl. Resolution Text

The Brainerd Foundation

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

The Brainerd Foundation is an investor in PepsiCo. and the owner of 600 shares.

Our Foundation, based in Seattle, has a mission to protect environmental quality of the Pacific Northwest. As implied by our Mission, we are concerned that companies we invest in act responsibly especially with regard to corporate accountability. We write today to encourage you to take steps to increase corporate accountability related to disclosure of political contributions.

Therefore, we are co-filing the enclosed shareholder resolution, for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo shares. We are co-filing this resolution with Walden Asset Management as the primary filer. Proof of ownership is enclosed and additional documentation will be provided upon request.

We have been a continuous shareholder for more than one year of a minimum of $2,000 worth of stock and will continue to hold at least $2,000 worth of PepsiCo stock through the stockholder's meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules. We deputize Walden Asset Management to withdraw this resolution on our behalf.

Sincerely,



Ann Krumboltz
Executive Director

Cc: Timothy Smith – Walden Asset Management

The Brainerd Foundation, 1601 Second Avenue, Suite 610, Seattle, WA 98101
Phone: 206.448.0676 / Fax: 206.448.7222 / E-mail: info@brainerd.org

CAROL MASTER

FISMA & OMB Memorandum M-07-16

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. I own 1,000 shares of PepsiCo stock and strongly believe, as you do, that good governance and leadership in corporate responsibility is essential for building shareholder value.

Therefore, I am filing the enclosed shareholder proposal with the Walden Asset Management as a the "primary filer" for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I have been a continuous shareholder and will hold at least $2,000 worth of PepsiCo stock through the annual meeting. I am are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo shares and will continue to hold at least $2,000 worth of PepsiCo shares through the shareholders meeting. I enclose proof of ownership and will be glad to provide additional documentation upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is my investment manager. We hereby deputize Walden Asset Management to act on our behalf in withdrawing this resolution

Sincerely,



Carol Master

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management, One Beacon St., Boston, MA 02108

Gun Denhart

FISMA & OMB Memorandum M-07-16

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

I own 400 shares of PepsiCo stock. As a businesswoman in the Portland area, I believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. Among my top social objectives is the assurance that companies are doing all that they can to be responsible corporate citizens especially with regard to corporate accountability and transparency relating to political spending.

I am submitting the enclosed shareholder proposal as a co-sponsor with Walden Asset Management for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo shares.

I have been a shareholder for more than one year of more than $2,000 worth of stock. I will be pleased to supply proof of ownership upon request from my sub-custodian who are DTC participants confirming this ownership for the record. I will continue to be an investor of at least $2,000 worth of PepsiCo stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I consider Walden Asset Management as the "primary filer" of this resolution, and myself a co-filer. Please copy correspondence both to me and to Timothy Smith at Walden. I look forward to your response. I also deputize Walden Asset Management to withdraw this resolution on my behalf.

Sincerely,



Gun Denhart

Cc: Timothy Smith – Walden Asset Management

Gun Denhart
420 NW 11th Avenue, #1205
Portland, OR 97209


MERCK FAMILY FUND
Protecting the Natural Environment

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

The Merck Family Fund is a private family foundation established in 1954 that awards grants to non-profit organizations in the United States. The goals of this fund are to restore and protect the natural environment and ensure a healthy planet for generations to come and to strengthen the social fabric and the physical landscape of the urban community.

It is for that reason that the Merck Family Fund with its 1,975 shares of PepsiCo stock are submitting the enclosed shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are filing this as a co-filer with Walden Asset Management as the primary filer. We hereby deputize Walden Asset Management to withdraw this resolution on our behalf. Merck Family Fund is the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of shares.

We have been a continuous shareholder for more than one year holding over $2,000 worth of stock and will continue to hold at least $2,000 market value of PepsiCo stock through the stockholders meeting. Further verification of our ownership position will be forwarded upon request. A representative of the filers will attend the stockholders' meeting to move the resolution as required by the SEC rules.

Sincerely,



Jenny Russell
Executive Director

Merck Family Fund
95 Eliot Street, Suite 2
Milton, MA 02186
Phone: 617-696-3580 Fax: 617-696-7262


THE RUSSELL FAMILY FOUNDATION

November 1, 2011

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10544

Dear Ms. Clark:

The Russell Family Foundation holds 650 shares of PepsiCo stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe that good governance is essential for building shareholder value.

Therefore, we are co-filing the enclosed shareholder proposal for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 we have been a shareholder for more than one year and held $2,000 worth of PepsiCo stock.. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of PepsiCo shares and will continue to hold at least $2,000 worth of stock until the annual meeting. We will be pleased to provide proof of ownership upon request.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for the Russell Family Foundation.

We hereby deputize Walden Asset Management to act on our behalf to withdraw this resolution.

Sincerely,



Richard Woo
CEO

The Russell Family Foundation
P. O. Box 2567
Gig Harbor, WA 98335
Phone: 253-858-5050



the
SUSTAINABILITY
GROUP
Shape your world.

November 21, 2011

Via Overnight Mail

Ms. Maura Clark
Corporate Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Ms. Clark:

The Sustainability Group, a part of Loring, Wolcott & Coolidge Trust, LLC, is founded on the principle that investors can have a positive impact on people and the planet, while also making a profit. As our name suggests, we invest for the long-term, with our values and in our portfolios. Our clients share a commitment to the principles of socially responsible investing and understand that the investments we make today shape the world we will live in tomorrow. On behalf of our clients, we also strive to strengthen corporate environmental, social and governance (ESG) policies, performance, transparency and accountability through shareholder advocacy and engagement.

We are filing the enclosed shareholder resolution, for inclusion in PepsiCo's 2012 proxy statement pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We will act as a co-filer with Walden Asset Management acting as the lead filer.

Loring, Wolcott & Coolidge Trust, LLC is the beneficial owner of at least $2,000 worth of PepsiCo Inc. stock. We have held the requisite number of shares for over one year and will continue to hold sufficient shares in the Company through the date of the annual shareholders' meeting. Verification of ownership, from a DTC participating financial institution, is forthcoming.

Should you have any questions about the proposal, please contact Timothy Smith of Walden Asset Management at (617) 726-7155 or via email at tsmith@bostontrust.com. If you have any questions relating to our participation in this resolution, feel free to contact me using the information referenced below.

230 Congress Street | Boston, MA 02110
t: 617 523 6531 | *www.sustainabilitygroup.com*

Loring, Wolcott & Coolidge Fiduciary Advisors, LLP
Loring, Wolcott & Coolidge Trust, LLC



We look forward to a meaningful dialogue with you on this issue.

Sincerely yours,

Thomas E. Ellington, II

Thomas E. Ellington, II
Shareholder Advocacy & SRI Research

(617) 622-2337
tellington@sustainabilitygroup.com

Enclosures

Cc: Mr. Timothy Smith
Walden Asset Management

REVIEW PEPSICO POLITICAL CONTRIBUTIONS - TRADE ASSOCIATIONS POLICY

Whereas: Political spending by companies is increasingly controversial, heightened by the *Citizens United* Supreme Court decision, allowing companies to make independent expenditures supporting or opposing a candidate's election campaign.

Corporate political spending has also become a major investor concern. Investors asked hundreds of companies to disclose their policies, establish board oversight and disclose all direct and indirect expenditures for political purposes. 52 S&P 100 companies now disclose their political expenditures and policies on their websites. Shareowner proposals urging disclosure averaged more than 33 percent in 2011, indicating strong investor support.

Omitted from many company reports, however, is disclosure of payments for political purposes to trade associations and through other tax-exempt groups.

Meanwhile many companies updated their political spending policies. For example, Pfizer, Procter & Gamble, Goldman Sachs and Merck stated they will not make direct or indirect independent political expenditures.

And for example, PepsiCo works to insure dues payments to trade associations do not get diverted into political expenditures.

But PepsiCo is on the US Chamber of Commerce Board, which announced it would raise $75 million for political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work in ways that, ironically, challenges PepsiCo's environmental positions. And approximately 50% of every dollar of dues to the Chamber is spent on lobbying.

PepsiCo has strong environmental policies and urges companies in its supply chain to follow suit. Yet as a Chamber board member, PepsiCo does not seem to challenge the Chamber's environmental positions or its partisan political activities. Controversial inconsistencies could be harmful to PepsiCo's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member PepsiCo certainly may be perceived as supporting its policies.

Resolved: Shareholders request that independent Board members institute a comprehensive review of PepsiCo's policies and oversight processes related to political spending and public policy, both direct and indirect including through trade associations, and present a summary report by September 2012. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade association, or other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations where their positions contradict PepsiCo's own positions.
- How PepsiCo's Board representatives on trade associations can more effectively advocate PepsiCo's sustainability agenda and influence policy.

- Management and Board trade association oversight processes. The case for PepsiCo publicly explaining why they differ from a trade association on a priority issue.

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province
Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: Mr. Larry D. Thompson, Sr. Vice-President, Government Affairs, General Counsel and Secretary

FAX NUMBER: 914-253-2070

RE: Attached letter and resolution

DATE: 11/22/11

SENDER: Rev. Séamus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 3

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org

Missionary Oblates of Mary Immaculate

Justice & Peace / Integrity of Creation Office, United States Province



November 22, 2011

Larry D. Thompson
Senior Vice President, Government Affairs, General Counsel and Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577 Fax: 914-253-2070

Dear Mr. Thompson:

The Missionary Oblates of Mary Immaculate are a religious order in the Roman Catholic tradition with over 4,000 members and missionaries in more than 70 countries throughout the world. We are members of the Interfaith Center on Corporate Responsibility a coalition of 275 faith-based institutional investors – denominations, orders, pension funds, healthcare corporations, foundations, publishing companies and dioceses – whose combined assets exceed $110 billion. We are the beneficial owners 5,300 of shares in PepsiCo which have been held for at least one year. Verification of our ownership is enclosed. We plan to hold these shares at least until the annual meeting.

My brother Oblates and I wish to co-file the stockholder resolution on Political Contributions – Trade Associations. In brief, the proposal states: Shareholders request that independent Board members institute a comprehensive review of PepsiCo's policies and oversight processes related to political spending and public policy, both direct and indirect including through trade associations, and present a summary report by September 2012.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management (Boston Trust & Investment Management Company). I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Timothy Smith of Walden Asset Management (Boston Trust & Investment Management Company) who can be reached at 617-726-7155 or at tsmith@bostontrust.com. If agreement is reached, Tim Smith as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.
If you have any questions or concerns on this, please do not hesitate to contact me.

Sincerely,

Rev. Séamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Avenue, NE • Washington, DC 20017 • Tel: 202-529-4505 • Fax: 202-529-4572
Website: www.omiusajpic.org

Political Contributions - Trade Associations
2012 – PepsiCo, Inc.

WHEREAS: Political spending by companies is increasingly controversial, heightened by the Citizens United Supreme Court decision, allowing companies to make independent expenditures supporting or opposing a candidate's election campaign.

Corporate political spending has also become a major investor concern. Investors asked hundreds of companies to disclose their policies, establish board oversight and disclose all direct and indirect expenditures for political purposes. 52 S&P 100 companies now disclose their political expenditures and policies on their websites. Shareowner proposals urging disclosure averaged more than 33 percent in 2011, indicating strong investor support.

Omitted from many company reports, however, is disclosure of payments for political purposes to trade associations and through other tax-exempt groups.

Meanwhile many companies updated their political spending policies. For example, Pfizer, Procter & Gamble, Goldman Sachs and Merck stated they will not make direct or indirect independent political expenditures.

And for example, PepsiCo works to insure dues payments to trade associations do not get diverted into political expenditures.

But PepsiCo is on the US Chamber of Commerce Board, which announced it would raise $75 million for political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work in ways that, ironically, challenges PepsiCo's environmental positions. And approximately 50% of every dollar of dues to the Chamber is spent on lobbying.

PepsiCo has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, PepsiCo does not seem to challenge the Chamber's environmental positions or its partisan political activities. Controversial inconsistencies could be harmful to PepsiCo's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member PepsiCo certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that independent Board members institute a comprehensive review of PepsiCo's policies and oversight processes related to political spending and public policy, both direct and indirect including through trade associations, and present a summary report by September 2012. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade association, or other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations where their positions contradict PepsiCo's own positions.
- How PepsiCo's Board representatives on trade associations can more effectively advocate PepsiCo's sustainability agenda and influence policy.
- Management and Board trade association oversight processes. The case for PepsiCo publicly explaining why they differ from a trade association on a priority issue.

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

November 22, 2011

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 5,300 shares of Pepsi and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,



S Bernadette Greaver
Assistant Vice President
Custody Administration

received 11/23/11



Benedictine Sisters of Virginia

Saint Benedict Monastery • 9535 Linton Hall Road • Bristow, Virginia 20136-1217 • (703) 361-0106

November 21, 2011

Larry D. Thompson
Senior Vice President, Government Affairs, General Counsel and Secretary
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, NY 10577

Dear Mr. Thompson:

I am writing you on behalf of the Benedictine Sisters of Virginia to co-file the stockholder resolution on Political Contributions – Trade Associations. In brief, the proposal states: Shareholders request that independent Board members institute a comprehensive review of PepsiCo's policies and oversight processes related to political spending and public policy, both direct and indirect including through trade associations, and present a summary report by September 2012. The report may omit confidential information and limit costs. Items for review include: Risks and responsibilities associated with serving on boards of and paying dues to trade organizations where their positions contradict PepsiCo's own positions; how PepsiCo's Board representatives on trade associations can more effectively advocate PepsiCo's sustainability agenda and influence policy; management and Board trade association oversight processes; the case for PepsiCo publicly explaining why they differ from a trade association on a priority issue; and review and disclosure of any direct and indirect expenditures supporting or opposing candidates, for issue ads designed to affect political races, including dues and special payments made to trade associations, such as the U.S. Chamber of Commerce.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Walden Asset Management (Boston Trust & Investment Management Company). I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2012 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules.

We are the owners of 800 shares of PepsiCo stock and intend to hold $2,000 worth through the date of the 2012 Annual Meeting. Verification of ownership will follow including proof from a DTC participant.

We truly hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution/proposal will be Timothy Smith of Walden Asset Management (Boston Trust & Investment Management Company) who can be reached at 617-726-7155 or at tsmith@bostontrust.com. If agreement is reached, Tim Smith as spokesperson for the primary filer is authorized to withdraw the resolution on our behalf.

Respectfully yours,

Sister Henry Marie Zimmermann, OSB

Sister Henry Marie Zimmermann, OSB
Assistant Treasurer

Political Contributions - Trade Associations
2012 – PepsiCo, Inc.

WHEREAS: Political spending by companies is increasingly controversial, heightened by the Citizens United Supreme Court decision, allowing companies to make independent expenditures supporting or opposing a candidate's election campaign.

Corporate political spending has also become a major investor concern. Investors asked hundreds of companies to disclose their policies, establish board oversight and disclose all direct and indirect expenditures for political purposes. 52 S&P 100 companies now disclose their political expenditures and policies on their websites. Shareowner proposals urging disclosure averaged more than 33 percent in 2011, indicating strong investor support.

Omitted from many company reports, however, is disclosure of payments for political purposes to trade associations and through other tax-exempt groups.

Meanwhile many companies updated their political spending policies. For example, Pfizer, Procter & Gamble, Goldman Sachs and Merck stated they will not make direct or indirect independent political expenditures.

And for example, PepsiCo works to insure dues payments to trade associations do not get diverted into political expenditures.

But PepsiCo is on the US Chamber of Commerce Board, which announced it would raise $75 million for political campaigns in 2010. The Chamber, allegedly on behalf of the business community, lobbies, speaks publicly and puts political dollars to work in ways that, ironically, challenges PepsiCo's environmental positions. And approximately 50% of every dollar of dues to the Chamber is spent on lobbying.

PepsiCo has strong environmental policies and urges companies in its supply chain to follow suit.
Yet as a Chamber board member, PepsiCo does not seem to challenge the Chamber's environmental positions or its partisan political activities. Controversial inconsistencies could be harmful to PepsiCo's reputation.

The Chamber's website states: "Directors determine the U.S. Chamber's policy positions on business issues and advise the U.S. Chamber on appropriate strategies to pursue. Through their participation in meetings and activities held across the nation, Directors help implement and promote U.S. Chamber policies and objectives." As a Chamber board member PepsiCo certainly may be perceived as supporting its policies.

RESOLVED: Shareholders request that independent Board members institute a comprehensive review of PepsiCo's policies and oversight processes related to political spending and public policy, both direct and indirect including through trade associations, and present a summary report by September 2012. The report may omit confidential information and limit costs. Items for review include:

- Review and disclosure of any direct and indirect expenditures supporting or opposing candidates, or for issue ads designed to affect political races, including dues and special payments made to trade association, or other organizations that can hide any contributions.
- Risks and responsibilities associated with serving on boards of and paying dues to trade organizations where their positions contradict PepsiCo's own positions.
- How PepsiCo's Board representatives on trade associations can more effectively advocate PepsiCo's sustainability agenda and influence policy.
- Management and Board trade association oversight processes. The case for PepsiCo publicly explaining why they differ from a trade association on a priority issue.